Exhibit 99.1

Claude Announces Date for Q1 Results and Conference Call

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, April 28, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") will release its first quarter operating and financial results after market close on May 8, 2014.

In addition to the news release, the Company will host a conference call and webcast on May 9, 2014 beginning at 11:00 AM Eastern Time to discuss the results.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until May 16, 2014 by calling 1-855-859-2056 and entering the password 34474891.

To view and listen to the webcast on May 9, 2014 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1342355/1483995.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 16:00e 28-APR-14